Exhibit 99.1

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

PRIVATE AND CONFIDENTIAL

01.05.2026

NG CHEN LOK (NRIC: 870203-06-5701)

A 2482 TAMAN TAS PUTRA

JALAN KAMPUNG BHARU

25100 KUANTAN

PAHANG

Dear Ng Chen Lok,

OFFER LETTER – SUPPLEMENTAL EQUITY COMPENSATION

The Board of Directors of Sagtec Global Limited (the “Company”) are pleased to offer you supplemental equity-based compensation in connection with your role as Chief Executive Officer (“CEO”) of the Company, effective 15 May 2026.

This supplemental equity compensation is intended to reward your continued leadership and services to the Company and its subsidiaries during the 2026 financial year and shall be governed by the terms set forth in this letter.

Supplemental Equity Compensation

In connection with your appointment as CEO, the Board of Directors has approved additional equity-based compensation for the 2026 financial year. This equity compensation is supplemental to, and does not replace, your existing employment agreement, compensation structure, or cash remuneration arrangements previously approved by the Company. Pursuant to this arrangement, the Company shall grant you restricted Class A Ordinary Shares of the Company as supplemental compensation for services rendered during the 2026 financial year.

Equity Grant Details

Item	Details
Position	: Chief Executive Officer
Supplemental Equity Compensation Value	: RM1,531,520 (approximately USD 387,609 based
on an exchange rate of 3.9512 as at 15.05.2026)
Service Period	: 1 May 2026 – 31 December 2026
Share Class	: Class A Ordinary Shares
Fair Value per Share	: USD 0.934
Total Shares to be	: 415,000 shares
Grant Date	: 15 May 2026

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

The number of shares has been determined by converting the annual salary value into U.S. dollars and dividing the resulting amount by the fair value per share of USD 0.9340.

Market Price Reference

The Class A Ordinary Shares of the Company are listed on Nasdaq Stock Exchange under the ticker symbol “SAGT”.

The fair value per share used in determining the number of shares issued under this Agreement is based on the closing market price of the Company’s Class A Ordinary Shares on 15 May 2026, being the last trading day preceding the Grant Date.

Vesting

The restricted shares granted under this Agreement shall vest on 15 May 2026, subject to your continued service with the Company through the vesting date.

Issuance of Shares

The Company may issue the shares in a single issuance following the execution of this Agreement in satisfaction of the approved supplemental equity compensation for the 2026 financial year.

Transfer Restrictions

The shares granted under this Agreement may not be transferred except in accordance with applicable securities laws and the Company’s governing documents.

Existing Employment Arrangements

Except as expressly set forth herein, this letter does not amend, replace, or terminate any existing employment agreement or compensation arrangement between you and the Company.

Accounting Treatment

The Company shall account for this Agreement as equity-settled share-based compensation in accordance with IFRS 2 Share-based Payment

SAGTEC GLOBAL LIMITED (BVI: 2135152)

(Nasdaq: SAGT)

No. 43-2, Jalan Besar Kepong, 52100 Kepong, W.P Kuala Lumpur

Acceptance

Please confirm your acceptance of this offer and the terms of your appointment by signing and returning this letter.

We look forward to your continued leadership in guiding the Company and its subsidiaries.

Sincerely,

SAGTEC GLOBAL LIMITED

/s/ Zuria Hajar binti Mohd Adnan
Zuria Hajar binti Mohd Adnan
Director

Accepted and agreed:
/s/ Ng Chen Lok
Ng Chen Lok
Group Chief Executive Officer

3